Exhibit 2.2

AGREEMENT AND PLAN OF MERGER

DATED AS OF

APRIL 22, 2008

BY AND BETWEEN

ETELOS, INCORPORATED

TRIPATH TECHNOLOGY INC.

AGREEMENT AND PLAN OF MERGER, dated as of April 22, 2008 (this “Agreement”), by and between Tripath Technology Inc., a Delaware corporation (“Tripath”), and Etelos, Incorporated, a Washington corporation (“Etelos”).

WHEREAS, Tripath is a debtor-in-possession in a Chapter 11 reorganization case, Case No. 07-50358, pending in the United States Bankruptcy Court for the Northern District of California, San Jose Division  (the “Bankruptcy Court”), and is subject to the jurisdiction thereof;

WHEREAS, Tripath and Enable Growth Partners LP have filed with the Bankruptcy Court a “Third Amended Disclosure Statement Accompanying Third Amended Plan of Reorganization dated December 20, 2007 Proposed by Tripath Technology Inc. and Enable Growth Partners LP, for itself and as agent for the Secured Parties” (the “Disclosure Statement”);

WHEREAS, the Disclosure Statement relates to a Plan of Reorganization which contemplates the merger of Tripath and Etelos (as the same may be amended, modified or supplemented from time to time, the “Plan”), following which, Tripath will be the surviving corporation;

WHEREAS, the board of directors of Etelos, has approved, as being in the best interests of the corporation and its stockholders, the merger (the “Merger”) of Etelos with and into Tripath, in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), and as contemplated by the Disclosure Statement;

WHEREAS, pursuant to the Merger, each outstanding share of preferred stock and common stock, of Etelos shall, in accordance with the provisions of this Agreement, be converted into the number of shares of reorganized Tripath’s common stock, $0.001 par value  (the “Surviving Corporation Common Stock”), equal to the Conversion Amount;

WHEREAS, as a result of the Merger, the creditors of Tripath and the stockholders of Etelos immediately prior to the Effective Time (as defined in Section 1.01) will own 22.07% and 77.93%, respectively, of the Surviving Corporation Common Stock outstanding immediately after the Effective Time;

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a tax-free reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”);

WHEREAS, this Agreement is intended to set forth the terms upon which Etelos will merge with and into Tripath;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties do hereby agree as follows:

ARTICLE I
THE MERGER

SECTION 1.01.            Filing of Certificate of Merger; Effective Time

Subject to the provisions of this Agreement, certificates of merger in the forms approved by the parties hereto (each, a “Certificate of Merger”) shall be duly prepared, executed and acknowledged in accordance with the DGCL and the Revised Code of Washington (the “RCW”) and thereafter delivered to (i) the Secretary of State of the State of Washington, and (ii) the Secretary of State of the State of Delaware for filing as provided in the DGCL and the RCW simultaneously with the Closing (as defined in SECTION 2.01).  The Merger shall become effective upon the filing of the Certificate of Merger with the Secretaries of State of the States of Delaware and Washington for filing as provided in the DGCL (the “Effective Time”).

SECTION 1.02.            Effects of the Merger.

(a)           At the Effective Time and by virtue of the Merger, (i) the separate corporate existence of Etelos shall cease and Etelos shall be merged with and into Tripath, and Tripath shall be the surviving corporation (the “Surviving Corporation”); (ii) all of the issued and outstanding Etelos Common Stock shall be converted as provided in SECTION 1.03; and (iii) subject to the terms of SECTION 1.02(b) below, the certificate of incorporation of Tripath as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation and the by-laws of Tripath as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation.

(b)           At the Effective Time, the Surviving Corporation shall file an amended certificate of incorporation (the “Amended Charter”) with the Secretary of State of the State of Delaware, and shall amend its by-laws (the “Amended By-Laws”), as contemplated in the Disclosure Statement.  The Amended Charter shall include, among other articles, a provision prohibiting the issuance of non-voting equity securities to the extent required by the United States Bankruptcy Code 11 U.S.C. Section 101, et seq.  and shall provide for an increase in the number of authorized shares of common stock to an amount not less than 250,000,000 shares.  From and after the Effective Time, the Surviving Corporation may amend and restate the Amended Charter and Amended By-Laws as permitted by applicable law.

(c)           Without limiting the generality of the foregoing, and subject thereto and to any other applicable laws, at the Effective Time, all the properties, rights, privileges, powers and franchises of Etelos shall vest in the Surviving Corporation, and, subject to the terms of this Agreement, all debts, liabilities, restrictions, disabilities and duties of Etelos shall become the debts, liabilities, restrictions, disabilities and duties of the Surviving Corporation.

SECTION 1.03.            Conversion of Securities.

As of the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof:

(a)           Each share of Etelos Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Common Stock that is issued and outstanding immediately prior to the Effective Time, other than shares of Etelos Common Stock that are owned by shareholders who have not consented to the Merger and who have otherwise taken all of the steps required by Chapter 23B.13 of the RCW to properly exercise and perfect such shareholders’ dissenters rights (such shares the “Dissenting Shares”) shall, except as set forth below, be converted into that number of shares of the Surviving Corporation Common Stock equal to the Conversion Amount.  All such shares of Etelos Capital Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing such shares of Etelos Capital Stock shall cease to have any rights with respect thereto, except (i) the right to receive the number of shares of the Surviving Corporation Common Stock to be issued in consideration therefor upon surrender of such certificate in accordance with SECTION 1.05, without interest, or (ii), in the case of Dissenting Shares, the right to receive the payment to which reference is made in. Notwithstanding the foregoing, any Etelos Stockholders (each, a “Non-Certifying Etelos Stockholder”) who fail to provide to Etelos prior to the Effective Time either (i) the appropriate certifications and/or questionnaires that such Etelos Stockholder is an “accredited investor” as such term is defined in Rule 502 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), as determined by the Surviving Corporation and its counsel, or (ii) an executed Purchaser Representative Agreement appointing a “purchaser representative” (as such term is defined in Rule 501(h) of Regulation D promulgated under the Securities Act), then such Non-Certifying Etelos Stockholder(s) shall not be entitled to receive shares of the Surviving Corporation Common Stock pursuant to this SECTION 1.03(a) and in lieu thereof, shall receive cash in amount equal to the number of shares of the Surviving Corporation Common Stock such Etelos Stockholder would have received in the Merger multiplied by a price per share of the Surviving Corporation Common Stock equal to $1.20.  In addition, no fractional shares shall be issued and in the event an Etelos Stockholder is entitled to receive a fractional share in an amount of (i) up to 0.49 of a share, then the number of shares to be issued to such Etelos Stockholder shall be rounded down and (ii) 0.50 of a share or above, then the number of shares of the Surviving Corporation Common Stock to be issued to such Etelos Stockholder shall be rounded up to the nearest whole share; and

(b)           Each share of Tripath Common Stock that is issued and outstanding immediately prior to the Effective Time and held by Etelos shall be canceled and each certificate evidencing ownership of any such shares shall thereupon be canceled.

(c)           Each outstanding option and warrant to purchase shares of Etelos Common Stock (each an “Etelos Stock Option and Warrant” and, collectively, “Etelos Stock Options and Warrants”) whether vested or unvested, which does not otherwise terminate by its terms shall be assumed by the Surviving Corporation.  Each Etelos Stock Option and Warrant so assumed by the Surviving Corporation under this Agreement will continue to have, and be subject to, the same terms and conditions of such Etelos Stock Option and Warrant, as the case may be, immediately prior to the Closing (including without limitation, any repurchase rights or vesting provisions and provisions regarding the acceleration of vesting on certain transactions, other than the transactions contemplated by this Agreement), except that (i) each Etelos Stock Option and Warrant, as the case may be, will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of the Surviving Corporation Common Stock equal to the product of the number of shares of Etelos Common Stock that were issuable upon exercise of such Etelos Stock Option and Warrant, as the case may be, immediately prior to the Closing multiplied by the Conversion Amount, rounded up to the nearest whole number of shares of the Surviving Corporation Common Stock, and (ii) the per share exercise price for the shares of the Surviving Corporation Common Stock issuable upon exercise of such assumed Etelos Stock Option and Warrant, as the case may be, will be equal to the quotient determined by dividing the exercise price per share of Etelos Common Stock at which such Etelos Stock Option or Warrant, as the case may be, was exercisable immediately prior to the Closing by the Conversion Amount, rounded down to the nearest whole cent.

(d)           In addition to the shares of the Surviving Corporation Common Stock issuable to the Etelos Stockholders in the Merger, the Surviving Corporation shall issue shares of the Surviving Corporation Common Stock in an amount necessary to satisfy Tripath’s obligations to creditors and other third parties as contemplated by the Plan.

(e)           As of the Effective Time, any and all outstanding debentures, interests, options (including, but not limited to, stock options granted to employees), warrants, and any instrument evidencing or creating any indebtedness or obligation of Tripath, except such instruments issued  and approved by the Bankruptcy Court, shall be cancelled and extinguished.  In addition, as of the effective time, all interests in Tripath, and any and all warrants, options, rights or interests with respect to equity interests in Tripath that have been authorized by Tripath to be issued but have not been issued shall be deemed cancelled and extinguished without any further action of any party.

SECTION 1.04.            Dissenting Shares.

(a)           As promptly as practicable but in no event later than the 10th calendar day following approval of this Agreement by the Etelos Stockholders, Etelos will mail to every stockholder of record of Etelos that perfected their right to dissent and has complied with the provisions of Section 23B.13.210 of the RCW, notice of the fact and date of the approval of this Agreement and the Merger in accordance with Section 23B.13.220 of the RCW.  The notice shall be accompanied by a copy of Chapter 23B.13 of the RCW, a copy of this Agreement, state specifics for delivery of share certificates held by the dissenting Etelos Stockholder, provide a form for demanding payment, and set a date not fewer than thirty (30) days or more than sixty (60) days after the date of this notice by which Etelos must receive the dissenters’ payment demand.

(b)           Any holder of shares of Etelos Common Stock who perfects such holder’s rights of dissent and appraisal in accordance with and as contemplated by Chapter 23B.13of the RCW shall not receive payment pursuant to Section 1.03 but shall instead be entitled to receive from the Surviving Corporation, the fair value of such shares in cash as determined pursuant to such provision of the Sections 23B.13.250 & 23B.13.280 of the RCW; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of the Sections 23B.13.210 & 23B.13.230 of the RCW and surrendered to the Surviving Corporation the certificate or certificates representing the shares for which payment is being made.  In the event that a dissenting shareholder of Etelos fails to perfect, or effectively withdraws or loses, such holder’s right to dissent and receive payment for such holder’s shares, the Surviving Corporation shall issue and deliver the consideration to which such holder of shares of the Surviving Corporation Common Stock is entitled under this Article I (without interest) upon surrender by such holder of the certificate or certificates representing the shares of Etelos Common Stock held by such holder.

(c)           Etelos shall give Tripath prompt notice of any written demands for appraisal or payment for shares of Etelos Common Stock received by it, attempted withdrawals of such demands and any other instruments served pursuant to applicable law that are received by Etelos with respect to shareholders’ rights to dissent.

(d)           Etelos or the Surviving Corporation shall control all negotiations and proceedings with respect to any demands for dissenter’s rights.  The Surviving Corporation shall promptly pay to any dissenting shareholder any and all amounts due and owing to such holder as a result of any settlement or final determination by any court of competent jurisdiction with respect to such demands.

SECTION 1.05.            Exchange Procedures.

(a)           As soon as practicable after the Effective Time, the Surviving Corporation shall mail to each Etelos Stockholder a letter of transmittal and instructions for use in effecting the surrender of certificates representing shares of Etelos Capital Stock outstanding immediately prior to the Effective Time (the “Certificates”) in appropriate and customary form with such provisions as the board of directors of the Surviving Corporation may reasonably specify.  Upon surrender of a Certificate for cancellation to the Surviving Corporation, together with such letter of transmittal, duly and properly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of shares of the Surviving Corporation Common Stock as is equal to the product of the number of shares of Etelos Common Stock represented by the certificate multiplied by the Conversion Amount, together with any dividends and other distributions payable as provided in SECTION 1.06 hereof, and the Certificate so surrendered shall be canceled.  Until surrendered as contemplated by this SECTION 1.05, each Certificate shall, at and after the Effective Time, be deemed to represent only the right to receive, upon surrender of such Certificate, the Surviving Corporation Common Stock as contemplated by this SECTION 1.05, together with any dividends and other distributions payable as provided in SECTION 1.06 hereof, and the holders thereof shall have no rights whatsoever as stockholders of Etelos.  Shares of the Surviving Corporation Common Stock issued in the Merger shall be issued, and be deemed to be outstanding, as of the Effective Time.  The Surviving Corporation shall cause all such shares of the Surviving Corporation Common Stock issued pursuant to the Merger to be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

(b)           If any certificate representing shares of the Surviving Corporation Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of certificates for such shares of the Surviving Corporation Common Stock in a name other than that of the registered holder of the Certificate so surrendered.

(c)           In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and upon the posting by such person of a bond in such amount and such form as the Surviving Corporation may reasonably direct as an indemnity against any claim that may be made against it with respect to such Certificate, the Surviving Corporation will issue in respect of such lost, stolen or destroyed Certificate one or more certificates representing shares of the Surviving Corporation Common Stock as contemplated by this SECTION 1.05 and such person shall be entitled to the dividend and other distribution rights provided in SECTION 1.06 hereof.

(d)           If any Certificates shall not have been surrendered prior to three years after the Effective Time (or immediately prior to such earlier date on which any payment in respect hereof would otherwise escheat or become the property of any governmental unit or agency), the payment in respect of such Certificates shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interests of any person previously entitled thereto.

(e)           The Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of a Certificate surrendered for shares of the Surviving Corporation Common Stock (and dividends or distributions with respect to the Surviving Corporation Common Stock as contemplated by SECTION 1.06 hereof) such amount as the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Code, or provisions of any state, local or foreign tax law.  To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of such Certificate.

SECTION 1.06.            Dividends and Distributions.

No dividends or other distributions declared or made with respect to the Surviving Corporation Common Stock with a record date on or after the Effective Time shall be paid to the holder of a Certificate entitled by reason of the Merger to receive certificates representing the Surviving Corporation Common Stock until such holder surrenders such Certificate as provided in SECTION 1.05 hereof.  Upon such surrender, there shall be paid by the Surviving Corporation to the person in whose name certificates representing shares of the Surviving Corporation Common Stock shall be issued pursuant to the terms of this ARTICLE I (i) at the time of the surrender of such Certificate, the amount of any dividends and other distributions theretofore paid with respect to that number of whole shares of such the Surviving Corporation Common Stock represented by such surrendered Certificate pursuant to the terms of this Article I, which dividends or other distributions had a record date on or after the Effective Time and a payment date prior to such surrender and (ii) at the appropriate payment date, the amount of dividends and other distributions payable with respect to that number of whole shares of the Surviving Corporation Common Stock represented by such surrendered Certificate pursuant to the terms of this ARTICLE I, which dividends or other distributions have a record date on or after the Effective Time and a payment date subsequent to such surrender.

SECTION 1.07.            Directors.

Immediately after the Effective Time, the directors of Tripath shall be deemed to have resigned and the individuals set forth on Annex I shall be elected as the directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, in accordance with the Amended Charter and Amended By-Laws of the Surviving Corporation and applicable law.  The directors of Tripath prior to the Effective Time shall remain entitled to indemnification for acts and omissions prior to the Effective Time to the fullest extent permitted under Delaware law and the certificate of incorporation and bylaws of Tripath in effect prior to the Effective Time.

SECTION 1.08.            Officers.

Immediately after the Effective Time, the officers of Tripath shall be deemed to have resigned and the individuals set forth on Annex I shall be appointed as the officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, in accordance with the Amended Charter and Amended By-Laws of the Surviving Corporation and applicable law.  The officers of Tripath prior to the Effective Time shall remain entitled to indemnification for acts and omissions prior to the Effective Time to the fullest extent permitted under Delaware law and the certificate of incorporation and bylaws of Tripath in effect prior to the Effective Time.

SECTION 1.09.            Chapter 11 Bankruptcy Proceeding

Notwithstanding anything herein to the contrary, this Agreement and the transactions contemplated hereby are contingent upon the approval and authorization of, and subject to modification by further order of, the Bankruptcy Court.

SECTION 1.10.            No Liability.

None of Enable, Tripath nor Etelos shall be liable to any Etelos Stockholder or holder of the Surviving Corporation Common Stock, as the case may be, for such shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

ARTICLE II
THE CLOSING

SECTION 2.01.            Closing.

Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Article VIII, and subject to the satisfaction or waiver of the conditions set forth in Article VII, the closing of the Merger (the “Closing”) shall take place as soon as reasonably practicable (but in no event on written notice of less than two (2) business days) after all of the conditions set forth in Article VII are satisfied or, to the extent permitted thereunder, waived, at the offices of Lowenstein Sandler PC, located at 1251 Avenue of the Americas, New York, New York or at such other time and place as may be agreed to in writing by the parties hereto (the date of such Closing being referred to herein as the “Closing Date”).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF ETELOS

Except as set forth in the applicable section of the disclosure schedule delivered by Etelos to Tripath prior to the execution of this Agreement and as may be, in accordance with SECTION 5.10, amended or supplemented through the Closing Date (the “Etelos Disclosure Schedule”), Etelos represents and warrants to Tripath as follows:

SECTION 3.01.            Organization of Etelos; Authority.

Etelos is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington and has all requisite corporate power and corporate authority to enter into the Transaction Documents, to consummate the transactions contemplated hereby and thereby, to own, lease and operate its properties and to conduct its business.  Subject to the receipt of stockholder approval by Etelos, the execution, delivery and performance by Etelos of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Etelos, including, without limitation, the approval of the board of directors of Etelos.  The Transaction Documents have been duly executed and delivered by Etelos and, assuming that the Transaction Documents constitute a valid and binding obligation of Tripath, constitute a valid and binding obligation of Etelos.  Etelos is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to obtain such qualification or license would not, individually or in the aggregate, have a Etelos Material Adverse Effect.  Etelos has heretofore delivered or made available to Tripath copies of the articles of incorporation and by-laws of Etelos, the minute books and stock transfer records of Etelos, as in effect as of the date of this Agreement.  Etelos is not in violation of its organizational documents.

SECTION 3.02.            Capitalization.

(a)           The authorized and outstanding capital stock of Etelos is set forth in Section 3.02(a) of the Etelos Disclosure Schedule (the “Etelos Capital Stock”).  All of the outstanding shares of the Etelos Capital Stock are validly issued, fully paid and non-assessable.  To Etelos’ knowledge, none of the outstanding shares of Etelos Capital Stock or other securities of Etelos was issued in violation of any Law, including, without limitation, state and federal securities laws.  Except as set forth in Section 3.02(a) of the Etelos Disclosure Schedule, there are no Liens on or with respect to any outstanding shares of Etelos Capital Stock.

(b)           Except as set forth in Section 3.02(b) of the Etelos Disclosure Schedule, there are no outstanding: (i) securities convertible into or exchangeable for Etelos Capital Stock; (ii) options, warrants or other rights to purchase or subscribe for Etelos Capital Stock; or (iii) contracts, commitments, agreements, understandings or arrangements of any kind relating to the issuance of any Etelos Capital Stock, any such convertible or exchangeable securities or any such options, warrants or rights.  To Etelos’ knowledge, there are no voting trusts, proxies or other similar agreements or understandings with respect to the shares of Etelos Capital Stock.  There are no obligations, contingent or otherwise, of Etelos to repurchase, redeem or otherwise acquire any shares of Etelos Capital Stock or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other Person.  There are no accrued and unpaid dividends with respect to any outstanding shares of Etelos Capital Stock.

SECTION 3.03.            Subsidiaries.

Etelos has no subsidiaries.

SECTION 3.04.            No Violation; Consents and Approvals.

The execution and delivery by Etelos of the Transaction Documents does not, and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof will not conflict with, or result in any violation of or default (or an event which, with notice or lapse of time or both, would constitute a default) under, (a) the terms and conditions or provisions of the articles of incorporation or by-laws of Etelos, (b) any Laws applicable to Etelos or the property or assets of Etelos, or (c) give rise to any right of termination, cancellation or acceleration under, or result in the creation of any Lien upon any of the properties of Etelos under, any Contracts to which Etelos is a party or by which Etelos or any of its assets may be bound, except, in the case of clauses (b) and (c), for such conflicts, violations or defaults as to which requisite waivers or consents will have been obtained prior to the Closing or which, individually or in the aggregate, would not have an Etelos Material Adverse Effect.  Except for the Bankruptcy Court’s approval of the Plan, including the issuance of the the Surviving Corporation Common Stock as contemplated by this Agreement and as set forth in Section 3.04 of the Etelos Disclosure Schedule, no Governmental Approval is required to be obtained or made by or with respect to Etelos or any Etelos Subsidiary in connection with the execution and delivery of this Agreement or the consummation by Etelos of the transactions contemplated hereby, except where the failure to obtain such Governmental Approval would not, individually or in the aggregate, have an Etelos Material Adverse Effect.

SECTION 3.05.            Financial Statements.

(a)           Attached as SECTION 3.05 to the Etelos Disclosure Schedule are true and complete copies of: (i) the unaudited balance sheets of Etelos as of December 31, 2005, 2006 and 2007 and the related unaudited statements of income, stockholders’ equity and cash flows of Etelos for the respective 12-month period then ended (including all related notes and schedules, the “Etelos Financial Statements”). The Etelos Financial Statements (1) were prepared in accordance with the books of account and other financial records of Etelos, (2) fairly present in all material respects the consolidated financial condition and results of operations of Etelos as at the respective dates thereof and for the periods covered thereby, and (3) include all adjustments that are necessary to fairly present the financial condition of Etelos and the results of operations and cash flows of Etelos as of the dates thereof and for the periods covered thereby.

SECTION 3.06.            Litigation; Compliance with Laws.

(a)           There are: (i) no claims, actions, suits, investigations or proceedings pending or, to the knowledge of Etelos, threatened against, relating to or affecting Etelos, its business, its assets, or any employee, officer, director, stockholder, or independent contractor of Etelos in their capacities as such, and (ii) no orders of any Governmental Entity or arbitrator are outstanding against Etelos, its business, its assets, or any employee, officer, director, stockholder, or independent contractor of Etelos in their capacities as such, or that could prevent or enjoin, or delay in any respect, consummation of the transactions contemplated hereby.

(b)           Etelos has complied and is in compliance in all material respects with all Laws applicable to Etelos, its business or its assets.  Etelos has not received notice from any Governmental Entity or other Person of any material violation of Law applicable to it, its business or its assets.  Etelos has obtained and holds all required Licenses (all of which are in full force and effect) from all Government Entities applicable to it, its business or its assets.  No violations are or have been recorded in respect of any such License and no proceeding is pending, or, to the knowledge of Etelos threatened to revoke or limit any such License.

SECTION 3.07.            Absence of Certain Changes.

Since December 31, 2007, Etelos has conducted business only in the ordinary course of business consistent with past practice, and, since such date and except as set forth in SECTION 3.07 of the Etelos Disclosure Schedules, there has not been with respect to Etelos any:

(a)           change in the business, assets, operations, condition (financial or otherwise), results of operations or prospects of the business of Etelos, which has had or could have an Etelos Material Adverse Effect;

(b)           transactions not in the ordinary course of business consistent with past practice;

(c)           damage, destruction or loss, whether or not insured, materially affecting Etelos’ business or assets;

(d)           failure to maintain in full force and effect commercially reasonable levels and types of insurance coverage for destruction, damage, or loss to the business or the assets of Etelos;

(e)           change in accounting principles, methods or practices, investment practices, claims, payment and processing practices or policies regarding intercompany transactions;

(f)            revaluation of any assets;

(g)           declaration, setting aside, or payment of a dividend or other distribution in respect of the capital stock of Etelos, or any direct or indirect redemption, purchase or other acquisition of any shares of such capital stock;

(h)           issuance or sale of any shares of any equity security or of any security exercisable or convertible into or exchangeable for equity securities;

(i)            amendment to the certificate of incorporation, by-laws or similar organizational documents of Etelos;

(j)            sale, assignment or transfer of or lapse of any rights with respect to Intellectual Property, other than in the ordinary course of business consistent with past practice;

(k)           Indebtedness incurred for borrowed money or any commitment to borrow money, any incurrence of a Contingent Obligation or any guaranty or commitment to guaranty the Indebtedness of others entered into, by Etelos;

(l)            capital expenditure or capital commitment requiring an expenditure of monies in the future by Etelos, other than transactions in the ordinary course of business consistent with past practice not in excess of $100,000 in the aggregate for Etelos;

(m)          cancellation of any debt or waiver or release of any Contract, right or claim;

(n)           amendment, termination or revocation of, or a failure in any material respect to perform obligations or the occurrence of any default under (i) any Contract to which Etelos is or, as of December 31, 2007, was a party, other than in the ordinary course of business consistent with past practice, or (ii) any License;

(o)           increase or commitment to increase the salary or other compensation payable or to become payable to Etelos’ officers, directors, employees, agents or independent contractors, or the payment of any bonus to the foregoing persons except in the ordinary course of business consistent with past practice;

(p)           execution of termination, severance or similar agreements with any officer, director, employee, agent or independent contractor of Etelos;

(q)           entering into any leases of real property or agreement to acquire real property;

(r)            new or change of any Tax election;

(s)           steps taken to incorporate any Subsidiary;

(t)            acquisition or disposition of, or incurrence of a Lien on, any assets and properties of Etelos;

(u)           transaction by Etelos with any officer, director or Affiliate thereof or any Affiliate of any such officer, director or Affiliate; or

(v)           any agreement, or other commitment, whether in writing or otherwise, to take any of the actions specified in this SECTION 3.07, except as expressly permitted by this Agreement.

SECTION 3.08.            Absence of Undisclosed Liabilities.

Except as set forth in SECTION 3.08 of the Etelos Disclosure Schedule, Etelos does not have any Indebtedness, liability or obligation, whether or not accrued, absolute, contingent or otherwise, known or unknown, and whether due or to become due, which was not reflected or reserved against in the balance sheets and the notes thereto which are part of the Etelos Financial Statements, except for those (i) incurred in connection with this Agreement or (ii) incurred in the ordinary course of business, and in each such case is fully reflected on Etelos’ books of account and, individually or in the aggregate, could not reasonably be expected to have an Etelos Material Adverse Effect.

SECTION 3.09.            Real Property.

(a)           Etelos does not own any real property.

(b)           SECTION 3.09(b) of the Etelos Disclosure Schedule contains a true, correct and complete description of each parcel of real property leased by Etelos (together with all buildings, structures, facilities, fixtures and other improvements thereon, the “Etelos Leased Real Property”), and lists each such lease (the “Etelos Real Property Leases”), including (i) the name of the landlord, (ii) the location of the property, (iii) the date of the lease (and the commencement date of the lease, if different), (iv) the term of the lease, (v) annual base rents, (vi) additional rent, (vii) rental prepayments, (viii) security deposits, (ix) rent abatements, and (x) any amendments to the lease.

(c)           Except as disclosed on SECTION 3.09(c) of the Etelos Disclosure Schedule, Etelos is the tenant under the Etelos Real Property Leases as set forth in SECTION 3.09(b) of the Etelos Disclosure Schedule.  Etelos has good right to assign its interest under the Etelos Real Property Leases, free and clear of all subleases, occupancy agreements and other rights of occupancy or possession (collectively, “Etelos Sublease Agreements”), Liens, and is in sole possession of each parcel of Etelos Leased Real Property. Except as set forth on SECTION 3.09(c) of the Etelos Disclosure Schedule, all rent presently due under each Etelos Real Property Lease has been paid in full through December 31, 2007. Except as disclosed on SECTION 3.09(c) of the Etelos Disclosure Schedule, Etelos has not granted and does not currently grant a subleasehold interest or other right of occupancy possession in any Etelos Leased Real Property pursuant to a Etelos Sublease Agreement.

(d)           Each Etelos Real Property Lease is in full force and effect. Neither Etelos nor to Etelos’ knowledge any landlord under any Etelos Real Property Lease is in default thereunder. No landlord under any Etelos Real Property Lease has made any claim against Etelos under an Etelos Real Property Lease or otherwise, and Etelos has not received any notice of a default, offset or counterclaim under any Etelos Real Property Lease and no event or condition exists which constitutes or would constitute a default or is reasonably likely to constitute a default under any Etelos Real Property Lease.

SECTION 3.10.            Intellectual Property Rights.

(a)           Etelos owns or possesses adequate rights or licenses to use all trademarks, service marks and all applications and registrations therefor, trade names, patents, patent rights, copyrights, original works of authorship, inventions, trade secrets and other intellectual property rights (“Intellectual Property Rights”) necessary to conduct its business as now conducted.  Etelos does not have any knowledge of any infringement by Etelos of Intellectual Property Rights of others.  There is no claim, action or proceeding being made or brought, or to the knowledge of Etelos, being threatened, against Etelos regarding its Intellectual Property Rights.  Etelos is not aware of any facts or circumstances which might give rise to any of the foregoing infringements or claims, actions or proceedings.  Etelos has taken reasonable security measures to protect the secrecy, confidentiality and value of all of its Intellectual Property Rights, except where failure to do so would not, individually or in the aggregate, reasonably be expected to have an Etelos Material Adverse Effect.

(b)           Except as would not have an Etelos Material Adverse Effect, Etelos has not, to its knowledge, interfered with, infringed upon, misappropriated or otherwise violated any Intellectual Property right of any Person.

(c)           Except as set forth in SECTION 3.10(c) of the Etelos Disclosure Schedule, no item of Etelos Intellectual Property is subject to any outstanding injunction, judgment, order, decree, ruling or charge to which Etelos is a party or to which its assets are bound. Except as set forth in SECTION 3.10(c) of the Etelos Disclosure Schedule, no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand to which Etelos is a party or to which its assets are bound is pending or, to the knowledge of Etelos, threatened which challenges the legality, validity, enforceability or ownership of, or its right to use, any items of Etelos Intellectual Property.

(d)           Except as set forth in SECTION 3.10(d) of the Etelos Disclosure Schedule, Etelos has not agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict of or with any third party Etelos Intellectual Property. Except as set forth in SECTION 3.10(d) of the Etelos Disclosure Schedule and except as would not have an Etelos Material Adverse Effect, (i) Etelos possesses the sole and exclusive good, valid and transferable title in and to all items of Etelos Intellectual Property that Etelos purports to own, free and clear of all Liens, and (ii) no royalties or other payments are required in connection with the use and enjoyment by Etelos of any of the Etelos Intellectual Property (other than royalties or other payments, in each case not exceeding $10,000 with respect to licenses of commercially available software).

SECTION 3.11.            Title.

Etelos has good and marketable title to all personal property owned by it which is material to the business of Etelos, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by Etelos.

SECTION 3.12.            Internal Accounting Controls.

Etelos maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference.  During the twelve months prior to the date hereof Etelos has not  received any notice or correspondence from any accountant relating to any potential material weakness in any part of the system of internal accounting controls of Etelos.

SECTION 3.13.            Employee Relations.

Etelos is not a party to any collective bargaining agreement and does not employ any member of a union.  Etelos believes that its relations with its employees are good.  No executive officer of Etelos has notified Etelos that such officer intends to leave Etelos or otherwise terminate such officer’s employment with Etelos.  To the knowledge of Etelos, no executive officer of Etelos, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject Etelos to any liability with respect to any of the foregoing matters.  Etelos, to its knowledge, is in compliance with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Etelos Material Adverse Effect.

SECTION 3.14.            Environmental Laws.

Etelos, to its knowledge, (i) is in compliance with any and all Environmental Laws (as hereinafter defined), (ii) has received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, (iii) is in compliance with all terms and conditions of any such permit, license or approval, (iv) does not own or operate any real property contaminated with any substance that is in violation of Environmental Laws, and (v) is not liable for any off-site disposal or contamination pursuant to any Environmental Laws where, in each of the foregoing clauses (i), (ii), (iii), (iv) and (v) the failure to so comply could be reasonably expected to have, individually or in the aggregate, an Etelos Material Adverse Effect.  There is no civil, criminal or administrative action, suit, investigation, inquiry or proceeding pending or, to the knowledge of Etelos, threatened by or before any court or governmental authority against Etelos relating to or arising from Etelos’ non-compliance with any Environmental Laws, nor has Etelos received written notice of any alleged violations of Environmental Laws.  The term “Environmental Laws” means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

SECTION 3.15.            Insurance.

Etelos is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of Etelos believes to be prudent and customary in the businesses in which Etelos is engaged.  Etelos has not been refused any insurance coverage sought or applied for and Etelos does not have any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have an Etelos Material Adverse Effect.

SECTION 3.16.            Transactions with Affiliates.

None of the officers, directors or employees of Etelos is presently a party to any transaction with Etelos (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of Etelos, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of $120,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of Etelos and (iii) other employee benefits, including stock option agreements under any stock option plan of Etelos.

SECTION 3.17.            Indebtedness.

Except as set forth in Section 3.18 of the Etelos Disclosure Schedule, Etelos (i) does not have any outstanding Indebtedness, (ii) is not in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in an Etelos Material Adverse Effect, or (iii) is not a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of Etelos’ officers, has or is expected to have an Etelos Material Adverse Effect.  Section 3.18 of the Etelos Disclosure Schedule provides a detailed description of the material terms of any such outstanding Indebtedness

SECTION 3.18.            No Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Etelos or any Etelos Stockholders.

SECTION 3.19.            Taxes.

Except as set forth in SECTION 3.19 of the Etelos Disclosure Schedule:

(a)           Etelos has timely filed or caused to be timely filed all Tax Returns required to be filed under applicable Tax Laws. All such Tax Returns were, when filed, and continue to be, true, correct and complete in all respects. Etelos is not currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by the Taxing Authority of any jurisdiction in which Etelos does not file Tax Returns or pay Taxes that it may be subject to taxation by that jurisdiction, nor is there any meritorious basis for such a claim.

(b)           All Taxes due and owing by Etelos (whether or not shown on any Tax Return) have been timely paid. Any liability of Etelos for Taxes not yet due and payable, or that are being contested in good faith by appropriate proceedings, have been provided for on the Financial

Statements in accordance with GAAP. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Etelos.

(c)           Etelos has timely withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code or any comparable provision of any state, local or foreign Laws, any applicable Tax convention, or otherwise).

(d)           No foreign, federal, state or local Tax audits or administrative or judicial Tax proceedings are pending with respect to Etelos. Etelos has not received from any Taxing Authority (i) any notice indicating an intent to commence any audit or other review, (ii) any request for information related to Tax matters, or (iii) any notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any authority against Etelos. Each deficiency resulting from any audit or examination relating to Taxes of Etelos has been timely paid. No issues relating to such Taxes were raised by the relevant Taxing Authority in any completed audit or examination that can reasonably be expected to recur in a later taxable period. Etelos has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e)           Etelos is not a party to and is not bound by any Tax sharing agreement, Tax indemnity obligation or similar agreement, arrangement or practice with respect to Taxes, whether or not in writing (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Taxing Authority).

(f)            Etelos will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of an adjustment under Section 481 of the Code, a change in method of accounting, any intercompany transactions or any excess loss account described in Treasury Regulations promulgated pursuant to Section 1502 of the Code, the installment method of accounting, the long-term contract method of accounting, the cash method of accounting, any comparable provision of state, local or foreign Law or for any other reason. No items of income or expense will be reallocated under Section 482 of the Code or any similar provision under state Law for any period after the Closing Date with respect to any material transactions or arrangements between or among any of the Etelos Stockholders and Etelos.

(g)           (i) Etelos has not made with respect to it, or any property held by it, any consent under Section 341 of the Code, (ii) no property of Etelos is “tax exempt use property” within the meaning of Section 168(h) of the Code, and (iii) Etelos is not a party to any lease made pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986.

(h)           Etelos has no liability for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or similar provision of state, local or foreign Law), as a transferee, successor, by contract or otherwise.

(i)            The unpaid Taxes of Etelos (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on Etelos’ books and records provided to Tripath, and (ii) shall not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Etelos. Since its inception, Etelos has not incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, other than in the ordinary course of business consistent with past practice.

(j)            Etelos is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k)           Etelos operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Treasury Regulation Section 1.368-1(d).

(l)            From and after the Effective Time, the Surviving Corporation will hold substantially all of the properties of Etelos within the meaning of Section 368(a)(2)(E) of the Code.

SECTION 3.20.            Contracts and Commitments.

SECTION 3.20 of the Etelos Disclosure Schedule sets forth a list of all agreements, Contracts and commitments to which Etelos is a party or by which Etelos or its assets are bound, which are material to Etelos, its business or operations (each, an “Etelos Material Contract”).  Except as disclosed on SECTION 3.20 of the Etelos Disclosure Schedule, to the knowledge of Etelos, each Etelos Material Contract is valid, binding and in full force and effect and is enforceable by Etelos in accordance with its terms.  Except as disclosed in SECTION 3.20 of the Etelos Disclosure Schedule, Etelos has, and to the knowledge of Etelos, each counterparty thereto has, performed all material obligations required to be performed by them to date under the Etelos Material Contracts and Etelos is not, and to the knowledge of Etelos, each counterparty thereto is not (with or without the lapse of time or the giving of notice, or both), in material breach or default thereof. Etelos has not received any written notice, or has any knowledge, that any counterparty to any Etelos Material Contract is intent on, expressed an interest in, or has inquired about, terminating, suspending, modifying, not renewing or taking or omitting to take any other material actions with respect to, any Etelos Material Contract.

SECTION 3.21.            Certain Agreements.

Except as set forth in SECTION 3.21 of the Etelos Disclosure Schedule, Etelos is not a party to any: (a) Contract with any director, officer or other employee of Etelos, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Etelos of the nature contemplated by this Agreement; or (b) Contract, any of the benefits of or rights under which will be increased, or the vesting or payment of the benefits of or rights under which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. No holder of any option to purchase shares of Etelos

Common Stock or shares of Etelos Common Stock granted in connection with the performance of services for Etelos is or will be entitled to receive cash from Etelos in lieu of or in exchange for such option or shares solely as a result of the transactions contemplated by this Agreement.

SECTION 3.22.            Absence of Certain Commercial Practices.

Neither Etelos nor, to the knowledge of Etelos, any director, officer, agent, employee or other person acting on behalf of Etelos, has: (i) given or agreed to give any gift or similar benefit of more than nominal value to any customer, supplier, or governmental employee or official or any other person who is or may be in a position to help or hinder Etelos or assist Etelos in connection with any proposed transaction, which gift or similar benefit, if not given in the past, might have materially and adversely affected the business or prospects of Etelos, or which, if not continued in the future, might materially and adversely affect the business or prospects of Etelos; or (ii) used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful contributions, payments or gifts or made any unlawful expenditures relating to political activity to government officials or others. Etelos, and, to the knowledge of Etelos, each director, officer, agent, employee or other person acting on behalf of Etelos, has not accepted or received any unlawful contributions, payments, gifts or expenditures.

SECTION 3.23.            Corporate Names.

SECTION 3.23 of the Etelos Disclosure Schedule sets forth a complete and accurate list of names used by Etelos in addition to its corporate name.

SECTION 3.24.            Books and Records.

The books of account, minute books, stock record books and other records of Etelos, which have been made available to Tripath, are complete copies of such records.

SECTION 3.25.            Full Disclosure.

No representation or warranty, exhibit or schedule furnished by or on behalf of Etelos in this Agreement or any other Transaction Document contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading.  Etelos has no knowledge of any facts pertaining to Etelos, its business or its assets that could have a Etelos Material Adverse Effect and that have not been disclosed in this Agreement, the schedules and exhibits hereto and the Transaction Documents, except for any facts relating solely to general economic, business or political developments affecting the economy generally.

ARTICLE IV
COVENANTS RELATING TO CONDUCT OF
BUSINESS PENDING THE MERGER

SECTION 4.01.            Conduct of the Business Pending the Merger.

During the period from the date of this Agreement and continuing until the Effective Time, Etelos agrees that, other than in connection with the consummation of the transactions contemplated hereby, it shall, carry on its business only in the ordinary course of business consistent with past practice, use commercially reasonable efforts to preserve intact its business and assets and use reasonable commercial efforts to keep in full force and effect liability insurance and bonds comparable in amount and scope of coverage to that currently maintained with respect to its business, unless, in any case, Enable consents otherwise in writing.

SECTION 4.02.            Affirmative Covenants.

During the period from the date of this Agreement and continuing until the Effective Time, except as otherwise expressly provided herein, Etelos shall:

(a)           keep in full force and effect its existence and all material rights, franchises, Intellectual Property Rights and goodwill relating or obtaining to its business;

(b)           endeavor to retain those employees actively employed in its business and preserve its present relationships with customers, suppliers, contractors, distributors and such employees, and continue to compensate such employees consistent with past practices;

(c)           maintain its Intellectual Property Rights so as not to affect adversely the validity or enforcement thereof; maintain all of its other assets in customary repair, order and condition and maintain insurance reasonably comparable to that in effect on the date of this Agreement; and in the event of any casualty, loss or damage to any of its tangible assets, either repair or replace such assets with assets of comparable quality;

(d)           maintain the books, accounts and records in accordance with GAAP;

(e)           use commercially reasonable efforts to obtain all authorizations, consents, waivers, approvals or other actions necessary or desirable to consummate the transactions contemplated hereby and to cause the other conditions to Tripath’s obligation to close the transactions contemplated by this Agreement to be satisfied; and

(f)            maintain a working capital position consistent with past practices.

SECTION 4.03.            Negative Covenants.

During the period from the date of this Agreement and continuing until the Effective Time, without the prior written consent of Enable, except as otherwise expressly provided herein, Etelos shall not:

(a)           enter into any Contract or commitment which, if entered into prior to the date of this Agreement, would cause any representation or warranty of Etelos to be inaccurate, untrue or incomplete, or be required to be disclosed in the Etelos Disclosure Schedule;

(b)           take or omit to be taken any action, or permit its Affiliates to take or to omit to take any action, which could reasonably be expected to have an Etelos Material Adverse Effect.

(c)           declare or pay any dividends on, or make other distributions in respect of, any of its equity interests;

(d)           repurchase, redeem or otherwise acquire any equity interests of Etelos or any of its Subsidiaries, or any securities convertible into or exercisable for any such equity interests;

(e)           amend its certificate of incorporation, by-laws or other similar governing documents;

(f)            enter into a new line of business;

(g)           acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other means, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, of any Person;

(h)           take any action that is intended or may reasonably be expected to result in any of the conditions to effect the Merger set forth in ARTICLE VI not being satisfied;

(i)            change its methods of accounting in effect as of the date of this Agreement, except as required by changes in GAAP as concurred with in writing by Tripath’s independent auditors;

(j)            (A) except as required by applicable Law or as required to maintain qualification pursuant to the Code, adopt, amend, or terminate any benefit plan adopted for one or more of the current or former directors, officers, partners, members, managers, employees or independent contractors of Etelos, change any trustee or custodian of the assets of any plan or transfer plan assets among trustees or custodians or (ii) increase or accelerate payment of the compensation or fringe benefits of any director, officer, partner, member, manager or employee of Etelos or pay any benefit not required by any plan or agreement as in effect as of the date hereof;

(k)           other than activities in the ordinary course of business, sell, lease, license, encumber, assign or otherwise dispose of, or agree to sell, lease, license, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements except as otherwise specifically contemplated by this Agreement;

(l)            incur any Indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(m)          settle any claim, action or proceeding to which Etelos or any of its Subsidiaries is a party;

(n)           waive or release any material right or collateral or cancel or compromise any extension of credit or other debt or claim;

(o)           take any other action outside of the ordinary course of business; or

(p)           agree, arrange or commit to do any of the foregoing.

SECTION 4.04.    Preparation of Certain SEC Filings.

Each of Etelos, Tripath and Enable agrees that as promptly as practicable following the date of this Agreement it shall cooperate with the other in the preparation and filing of: (a) a Current Report of Form 8-K as is required under Item 1.01 thereof in connection with this Agreement (the “Initial 8-K”); and (b) a Current Report of Form 8-K as is required under Item 5.01 thereof in connection with the Merger (the “Super 8-K”); provided, however that the responsibility for filing each of the foregoing shall remain with Tripath, and none of Enable nor Etelos undertakes any responsibility with respect to making any such filings.  Each of the Initial 8-K, and the Super 8-K shall comply in all respects with the rules and regulations of the SEC.  The Super 8-K shall specify that (a) the following persons shall be standing for election as directors of Tripath: Jeffery L. Garon, Daniel J. A. Kolke, Ronald A. Rudy, Gregory Ruff; (b) Daniel J.A. Kolke shall be chairman of the board of directors of Tripath; and (c) the following persons shall be appointed as the officers of Tripath with the title set after their name:  Jeffrey L. Garon (chief executive officer), and Kennedy A. Brooks (secretary).  If at any time prior to the filing with the SEC of the Super 8-K, any event with respect to Tripath or Etelos or with respect to other information supplied by Tripath or Etelos for inclusion in the Super 8-K shall occur which is required to be described in an amendment of, or a supplement to, the Super 8-K, the party who supplied such information shall provide written notice thereof to the other party and such event shall be so described, and the parties shall cooperate with each other so that such amendment or supplement shall be promptly filed by Tripath with the SEC and, as required by law, disseminated.

ARTICLE V
ADDITIONAL AGREEMENTS

SECTION 5.01.            [Reserved].

SECTION 5.02.            [Reserved].

SECTION 5.03.            Access to Information.

From the date hereof until the Effective Time or the earlier termination of this Agreement, each of Etelos and Tripath shall give the other party and Enable and their respective counsel, accountants, representatives and agents full access, upon reasonable notice and during normal business hours, to such party’s facilities and the financial, legal, accounting and other representatives of such party with knowledge of the business and the assets of such party and, upon reasonable notice, shall be furnished all relevant documents, records and other information concerning the business, finances and properties of such party and its subsidiaries that the other party and its respective counsel, accountants, representatives and agents, may reasonably request.  No investigation pursuant to this SECTION 5.023 shall affect or be deemed to modify any of the representations or warranties hereunder or the condition to the obligations of the parties to consummate the Merger.  In the event of the termination of this Agreement, each party, if so requested by the other party, will return or destroy promptly every document furnished to it by or on behalf of the other party in connection with the transactions contemplated hereby, whether so obtained before or after the execution of this Agreement, and any copies thereof (except for copies of documents publicly available) which may have been made, and will use reasonable efforts to cause its representatives and any representatives of financial institutions and investors and others to whom such documents were furnished promptly to return or destroy such documents and any copies thereof any of them may have made.

SECTION 5.04.            No Shop; Acquisition Proposals.

(a)           From and after the date of this Agreement through the sooner of the Effective Time or termination of this Agreement in accordance with its terms, neither Etelos nor any of Affiliates, directors, officers, employees, members, shareholders, representatives or agents (collectively, “Representatives”) shall, directly or indirectly, (i) encourage, negotiate, undertake, initiate, authorize, recommend, propose or enter into, whether as the proposed surviving, merged, acquiring or acquired corporation or otherwise, any transaction involving a merger, consolidation, business combination, purchase or disposition of any material amount of the assets of Etelos or any capital stock or other ownership interests thereof other than the transactions contemplated by this Agreement (an “Acquisition Transaction”), (ii) encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of Etelos in connection with an Acquisition Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, or encourage, any effort or attempt by any other Person to do or seek any of the foregoing.

(b)           Etelos shall notify Tripath and Enable orally and in writing promptly (and in no event more than two Business Days) after receipt it or any of its Representatives thereof, of any proposal or offer from any Person other than Tripath or Enable to effect an Acquisition Transaction or any request for non-public information relating to Etelos, or for access to the properties, books or records of Etelos, by any Person other than Enable, Tripath, or the Bankruptcy Court in connection with an Acquisition Transaction.  Such notice shall indicate the identity of the Person making the proposal or offer, or intending to make a proposal or offer or requesting non-public information or access to the books and records of Etelos, the material terms of any such proposal or offer, or modification or amendment to such proposal or offer and copies of any written proposals or offers or amendments or supplements thereto.  Etelos shall keep Tripath and Enable informed, on a reasonably current basis, of any material changes in the status and any material changes or modifications in the material terms of any such proposal, offer, indication or request.

(c)           Etelos shall, and shall cause its Representatives to, immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Enable and Tripath) conducted heretofore with respect to any Acquisition Transaction.  Etelos shall not release (by waiver or otherwise) any third party from the provisions of any confidentiality or standstill agreement to which it is a party.

SECTION 5.05.                    Legal Conditions to Merger; Reasonable Efforts.

Each of Etelos and Tripath shall take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on itself with respect to the Merger and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them in connection with the Merger.  Each of Etelos and Tripath will, take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third party, required to be obtained or made by Etelos or Tripath in connection with the Merger or the taking of any action contemplated thereby or by this Agreement.

SECTION 5.06.                    Certain Filings.

Each of Tripath and Etelos shall use commercially reasonable efforts to facilitate each of the following, and shall cooperate with the other in: (a) connection with the preparation and filing of Current Reports on Form 8-K in connection with this Agreement and the transactions contemplated hereby, including without limitation, disclosure pursuant to Item 1.01 (and as applicable, Item 1.02) and  Item 5.01 thereof; (b) connection with obtaining a ticker symbol for the shares of the Surviving Corporation Common Stock to be traded on the Over-the-Counter Bulletin Board; (c) connection with the preparation and filing with the Bankruptcy Court of all such agreements, documents, plans, statements and other pleadings that are necessary, advisable or convenient, toward consummating the transactions contemplated by this Agreement; (d) determining whether any action by or in respect of, or filing with, any governmental body, agency, official or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement; and (e) seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Current Reports on Form 8-K and seeking timely to obtain any such actions, consents, approvals or waivers.  Each of Tripath and Etelos shall consult with the other and with Enable in connection with the foregoing and shall use all reasonable commercial efforts to take any steps as may be necessary in order to obtain any consents, approvals, permits or authorizations required in connection with the Merger.

SECTION 5.07.                    Public Announcements and Filings.

Each party shall give the other a reasonable opportunity to comment upon, and, unless disclosure is required, in the opinion of counsel, by applicable Law, approve (which approval shall not be unreasonably withheld), all press releases or other public communications of any sort relating to this Agreement or the transactions contemplated hereby.  Enable shall have the right to review and approve of all press releases relating to this Agreement and the transactions contemplated hereby, which are to be released during the period of time beginning on the date hereof and ending on the fifth Business Day after the Closing Date.

SECTION 5.08.                    Tax Treatment.

Each of Tripath and Etelos shall report the Merger as a tax-free reorganization and shall not take, and shall use commercially reasonable efforts to prevent any of their respective Subsidiaries or

Affiliates from taking, any actions that could prevent the Merger from qualifying, as tax free under the provisions of Section 351 of the Code or Section 368(a) of the Code.

SECTION 5.09.                    Tax Matters.

(a)           Etelos shall prepare and file on a timely basis all Tax Returns which are due to be filed with respect to Etelos (giving effect to any extension of time) on or prior to the Closing Date.  the Surviving Corporation shall be responsible for the preparation and filing of all Tax Returns which are due to be filed (giving effect to any extension of time) after the Closing Date, but Etelos shall use its best efforts to conduct its affairs such that any Tax Returns due after the Closing Date can be filed on a timely basis.

(b)           From the date hereof until the Effective Time or the earlier termination of this Agreement, without the prior written consent of the other party or if required in the opinion of counsel, neither Tripath nor Etelos shall make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to it, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to it, or take any other action relating to the filing of any Tax Return or the payment of any Tax.

SECTION 5.10.                    Supplements to Schedules.

No later than six (6) Business Days before the Closing Date, Etelos shall supplement or amend the Etelos Disclosure Schedule by delivery to Tripath and Enable of an amendment or supplement thereto with respect to any matter which, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in the Etelos Disclosure Schedule.  Such supplement to or amendment of the Etelos Disclosure Schedule made pursuant to this SECTION 5.10 shall be deemed to update any representation or warranty made in this Agreement.  Upon receipt of such supplement or amendment, Enable shall have the right to terminate this Agreement in its sole discretion, by giving written notice thereof to Etelos and Tripath within five (5) Business Days after receipt of such supplement or amendment.

ARTICLE VI
CONDITIONS OF THE MERGER

SECTION 6.01.                    Conditions to Each Party’s Obligation to Effect the Merger.

The respective obligations of each party to effect the Merger and the other transactions contemplated herein shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived in a writing signed by Enable and Etelos, in whole or in part to the extent permitted by applicable Law:

(a)           Bankruptcy Court Approval of Plan.  The Plan, in substantially the form and content that exists on the date hereof, or with such modifications, supplements or amendments thereto as Tripath, Enable and Etelos have agreed upon in writing, shall have been confirmed  by the Bankruptcy Court, the “Confirmation Order” (as defined in the Plan) , and related findings of fact and conclusions of law, each in form and content satisfactory to Tripath, Etelos and Enable, shall have been entered by the Bankruptcy Court and such Confirmation Order shall have become a Final Order and shall not be subject to a stay.

(b)           Conditions Precedent to Effective Date.  All conditions precedent to the “Effective Date” (as defined in the Plan) of the Plan as set forth in Section 6.2 of the Plan  shall have occurred or been waived in accordance with the Plan.

(c)           No Injunctions or Restraints.  No governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, execution order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which materially restricts, prevents or prohibits consummation of the Merger or any transaction contemplated by this Agreement; provided, however, that the parties shall use their reasonable commercial efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted.

SECTION 6.02.                    Additional Conditions of Obligations of Tripath.

The obligations of Tripath to effect the Merger and the other transactions contemplated by this Agreement are also subject to the satisfaction at or prior to the Closing Date of the following additional conditions unless waived in writing by Enable or Tripath:

(a)           Representations and Warranties.  Each of the representations and warranties made by Etelos contained in this Agreement (i) in the case of any such representations or warranties that are expressly qualified by any materiality or “Company Material Adverse Effect” qualification, shall be true and correct, in all respects; and (ii) in the case of all other such representations and warranties, shall be true and correct in all material respects, in each case as of the date hereof and as of the Effective Time, as though made on and as of the Effective Time, and except that those representations and warranties that address matters only as of a particular date shall remain true and correct, in all respects or in all material respects, as the case may be, as of such date.

(b)           Performance of Obligations of Etelos.  Etelos shall have performed in all material respects all conditions, covenants, agreements and obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)           No Material Adverse Change to Etelos.  From the date hereof through and including the Effective Time, no event shall have occurred which would have or reasonably be expected to have an Etelos Material Adverse Effect.

(d)           Third Party Consents. Etelos shall have obtained all consents and approvals, required to be obtained prior to or at the Closing Date, from third parties or governmental and regulatory authorities in connection with the execution, delivery and performance by Etelos of this Agreement and the consummation of the transactions contemplated hereby.

(e)           No Governmental Order or Other Proceeding or Litigation.  No order of any Governmental Entity shall be in effect that restrains or prohibits the transactions contemplated hereby and by the other Transaction Documents, and no suit, action or other proceeding by any

Governmental Entity shall have been instituted or threatened which seeks to restrain or prohibit the transactions contemplated hereby or thereby.

(f)            Dissenters’ Rights.  Holders of not more than 9.9% of the aggregate number of shares of Etelos Common Stock shall have elected to exercise any appraisal rights or similar rights within the law of the State of Washington, which demand was not withdrawn or terminated as of the Closing Date.

(g)           Due Diligence.  Tripath shall have completed its legal, tax, financial and business due diligence investigation of Etelos, and shall be satisfied, in its sole discretion, with the results thereof.

(h)           SEC Filings.  The Super 8-K shall be in form and substance reasonably satisfactory to Tripath, and in all events, shall be in such form as to comply in all respects with the rules and regulations of the SEC.

(i)            Etelos Shareholder Approval.  The Board of Directors and shareholders of Etelos shall have approved of this Agreement as required by and in accordance with applicable Law and pursuant to any applicable voting, shareholders, investor rights or similar agreement, and such approval shall not have been revoked, rescinded or otherwise modified.

(j)            Deliveries.  At the Closing, Etelos shall have delivered to Tripath:

(i)            a certificate, dated the Closing Date, signed on behalf of Etelos by the Chief Executive Officer of Etelos, certifying as to the fulfillment of the conditions specified in subsections (a), (b) and (c) of this SECTION 6.02;

(ii)           true, correct and complete copies of (1) the certificate of incorporation or other charter document, as amended to date, of Etelos, certified as of a recent date by the Secretary of State of Washington, (2) the by-laws or other similar organizational document of Etelos, and (3) resolutions duly and validly adopted by the Board of Directors and the stockholders of Etelos evidencing the authorization of the execution and delivery of this Agreement, the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby, in each case, accompanied by a certificate of the Secretary or Assistant Secretary of Etelos, dated as of the Closing Date, stating that no amendments have been made thereto from the date thereof through the Closing Date; and

(iii)          good standing certificates for Etelos from the Secretary of State of Washington and from the Secretary of State or other appropriate official of each other jurisdiction in which the operation of the business in such jurisdiction requires Etelos to qualify to do business as a foreign corporation, in each case dated as of a recent date prior to the Closing Date;

(iv)          evidence of the termination of shareholder, investor rights, registration and other equity related agreements, and

(v)           such other agreements, documents and instruments that are reasonably deemed necessary or that may be reasonably requested by Tripath or its counsel in order to effect the consummation of the Merger.

SECTION 6.03.                    Additional Conditions of Obligations of Etelos.

The obligation of Etelos to effect the Merger and the other transactions contemplated by this Agreement is also subject to the satisfaction at or prior to the Closing Date of the following additional conditions unless waived by Etelos:

(a)           Performance of Obligations of Tripath.  Tripath shall have performed in all material respects all conditions, covenants, agreements and obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(b)           No Governmental Order or Other Proceeding or Litigation.  No order of any Governmental Entity shall be in effect that restrains or prohibits the transactions contemplated hereby and by the other Transaction Documents, and no suit, action or other proceeding by any Governmental Entity shall have been instituted or threatened which seeks to restrain or prohibit the transactions contemplated hereby or thereby.

(c)           SEC Filings.  Tripath’s filings on Form 10-K and 10-Q with respect to the periods from September 30, 2006 through December 31, 2007 shall be in form and substance reasonably satisfactory to Etelos, and in all events, shall be in such form as to comply in all respects with the rules and regulations of the SEC.

(d)           Deliveries.  At the Closing, Tripath shall have delivered to Etelos:

(i)            certificates, dated the Closing Date, signed on behalf of Tripath by the Bankruptcy Court appointed Responsible Individual (the “Responsible Individual”) of Tripath, certifying as to the fulfillment of  the conditions specified in subsection (a) of this SECTION 6.03;

(ii)           true, correct and complete copies of (1) the certificate of incorporation or other charter document, as amended to date, of Tripath, certified as of a recent date by the Secretary of State of Delaware, (2) the by-laws or other similar organizational document of Tripath, and (3) documents evidencing the authorization of the execution and delivery of this Agreement, the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby, in each case, accompanied by a certificate of the Responsible Individual, dated as of the Closing Date, stating that no amendments have been made thereto from the date thereof through the Closing Date; and

(iii)          good standing certificate for Tripath from the Secretary of State of Delaware.

ARTICLE VII
TERMINATION

SECTION 7.01.                    Termination.

This Agreement may be terminated at any time prior to the Effective Time, by Enable, Tripath or Etelos as set forth below:

(a)           by mutual consent of Tripath or Enable, on the one hand, and Etelos, on the other hand; or

(b)           by Enable or Tripath upon written notice to Etelos, if: (A) any condition to the obligation of Tripath to close contained in Article VII hereof has not been satisfied by May 31, 2008 (the “End Date”) (unless such failure is the result of Tripath’s breach of any of its representations, warranties, covenants or agreements contained herein), (B) the Bankruptcy Court does not approve the Plan by the End Date, or (C) Etelos shall have materially breached any representation, warranty or covenant in this Agreement, provided, however, that, if such breach is curable by Etelos within 30 days of notice of such breach by Enable or Tripath through the exercise of Etelos’ commercially reasonable efforts, then for so long as Etelos continues to exercise such commercially reasonable efforts, Enable or Tripath, as the case may be, may not terminate this Agreement under this SECTION 7.01(b) unless such breach is not cured within such 30-day period; or

(c)           by Etelos upon written notice to Tripath, if: (A) any condition to the obligation of Etelos to close contained in Article VII hereof has not been satisfied by the End Date (unless such failure is the result of Etelos’ breach of any of its representations, warranties, covenants or agreements contained herein); or (B) Tripath shall have materially breached any covenant in this Agreement, provided, however, in the case of clause (B), if such breach is curable by Tripath within 30 days of notice of such breach by Etelos through the exercise of Tripath’s commercially reasonable efforts, then for so long as the Tripath continues to exercise such commercially reasonable efforts, Etelos may not terminate this Agreement under this SECTION 7.01(c) unless such breach is not cured within such 30-day period; or

(d)           by Enable or Tripath if either determines, based upon the advice of its outside legal counsel, that the failure to terminate this Agreement would constitute a breach of any duty owed to Tripath’s creditors under applicable Law;

(e)           by Etelos if the board of directors or special committee of Etelos determines in good faith, based upon the advice of its outside legal counsel, that the failure to terminate this Agreement would constitute a breach of the fiduciary duties of the Etelos board of directors or special committee to the Etelos Stockholders under applicable Law; or

(f)            by Tripath or Enable, upon written notice to Etelos, delivered pursuant to SECTION 5.10.

SECTION 7.02.                    Effect of Termination.

In the event of the termination of this Agreement pursuant to SECTION 7.01, this Agreement shall forthwith become void, there shall be no liability on the part of Enable, Tripath, Etelos or any of their respective current or former officers, directors, employees, shareholders, partners, members, Affiliates, agents, independent contractors or other representatives (or any current or former officer, director, employee, shareholder, partner, member, agent, independent contractor or other representative of any thereof) to the other and all rights and obligations of any party hereto shall cease, except as set forth in this ARTICLE VII, ARTICLE VIII and ARTICLE IX, and except that nothing herein shall relieve any party for any breach of any of the representations, warranties, covenants or agreements set forth in this Agreement.

SECTION 7.03.                    Fees and Expenses.

Whether or not the Merger is consummated, and except as provided in the Plan and the Disclosure Statement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, and, in connection therewith, each of Tripath and Etelos shall pay, with its own funds and not with funds provided by the other party, any and all property or transfer taxes imposed on such party.

ARTICLE VIII
SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

SECTION 8.01.                    Survival.

Subject to the terms of this Agreement, the representations, warranties and covenants of the parties hereto shall survive the Closing and shall remain in full force and effect until 60 days following the date that the Surviving Corporation files the Annual Report on Form 10-K or 10-KSB for the fiscal year ended December 31, 2008.  Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in: (i) (Taxes), SECTION 3.14 (Environmental Matters) and SECTION 3.13 (Employee Benefits Plans; Employment Matters; and Labor Matters) shall remain in full force and effect until 60 days after the expiration of the applicable statute of limitations; and (ii) SECTION 3.02 (Capitalization) and SECTION 3.18 (Brokers) shall remain in full force and effect indefinitely (each of the representations and warranties referred to in the foregoing clauses (i) and (ii) being the “Fundamental Representations”).  The date on which a representation or warranty expires under this SECTION 8.01 is referred to in this Agreement as the “Expiration Date.”

SECTION 8.02.                    Indemnification.

(a)           Each of the Etelos Stockholders whose signatures appear on the signature page hereto (the “Indemnifying Stockholders”), jointly and severally, agrees to indemnify the holder of any shares of the Surviving Corporation Common Stock issued to satisfy Tripath’s obligations to creditors and other third parties in accordance with the Plan approved by the Bankruptcy Court (pro rata among such holders based upon the number of shares issued to them pursuant to this Agreement), against, and hold it harmless from all Losses arising out of, relating to or resulting from the breach of, any representation, warranty or covenant of Etelos in this Agreement.

(b)           Each of the Indemnifying Stockholders and Etelos, jointly and severally, agrees to indemnify Enable, and its owners, partners, directors, managers, advisors, officers, employees and agents and the Affiliates of each of the foregoing, against, and hold it harmless from all Losses arising out of, relating to or resulting from this Agreement, the Merger and the other transactions contemplated hereby.

(c)           Anything in SECTION 8.02 to the contrary notwithstanding, no claim may be asserted, nor may any action be commenced against, the Indemnifying Stockholders for breach of any representation, warranty or covenant contained in this Agreement, unless written notice of Tripath’s or Enable’s intention to assert any such claim or commence any such action is received by the Etelos Stockholder Representative describing in reasonable detail (to the extent then known) the facts and circumstances with respect to the subject matter of such claim or action on or prior to the applicable Expiration Date; provided, however, the failure to give such notice shall not relieve the Indemnifying Stockholders of any liability that they may have to Tripath or Enable, except to the extent the Etelos Stockholder Representative (in his capacity as representatives of the Indemnifying Stockholders) is actually materially prejudiced by the failure to give such notice.  The Indemnifying Stockholders hereby appoint Daniel J.A. Kolke as the Etelos Stockholder Representative and Daniel J.A. Kolke hereby accepts such appointment.

SECTION 8.03.                    Limitation on Indemnification.

Anything in this Agreement to the contrary notwithstanding, except in the case of fraud: (i) the sole remedy of Tripath and Enable with respect to claims arising out of this Agreement or any of the transactions contemplated thereby, regardless of whether any such claim arises under contract, breach of warranty, tort or any other legal theory, shall be pursuant to this ARTICLE VIII; (ii) the Indemnifying Stockholders shall not have any liability for Loss until the amount of such Loss for which the Indemnifying Stockholders would be liable exceeds $1million, and then, such liability shall be for the total amount of such Loss in excess of $50,000; and (iii) the Indemnifying Stockholders’ liability hereunder shall, at the option of the Indemnifying Stockholder, be payable in shares of the Surviving Corporation Common Stock issued to them under this Agreement valued at  greater of (x) the value of the shares issued at the Closing, or the (y) the closing price of the Surviving Corporation’s Common Stock as reported on the OTC Bulletin Board or primary trading market for such shares on the date of payment; and (iv) the aggregate liability hereunder shall not exceed the number of shares of the Surviving Corporation’s stock issuable to the Indemnifying Stockholders at the Closing  Under no circumstances will Tripath or Enable be entitled to be indemnified for special, consequential, indirect, punitive or similar damages, including lost profits, lost revenues, business interruptions, or loss of business opportunity or reputation.  The Indemnifying Stockholders shall have no obligation under this ARTICLE VIII to indemnify Tripath or Enable with respect to any breach of any representation, warranty or covenant expressly waived in writing before the Effective Time by both of Tripath and Enable.  Any such expressly waived representation, warranty or covenant shall be disregarded for all purposes of this ARTICLE VIII.

SECTION 8.04.                    Procedures for Certain Indemnification.

(a)           Promptly after an indemnified party under SECTION 8.02 becomes aware of a claim, assertion, event or proceeding by or in respect of a third party, with respect to any matter that such indemnified party believes in good faith may give rise to an indemnification obligation pursuant to SECTION 8.02 (a “Third-Party Claim”), such indemnified party will give written notice to the indemnifying party of such Third-Party Claim (which notice shall set forth in reasonable detail any material information with respect to such Third-Party Claim as is reasonably available to such indemnified party), but the failure to notify the indemnifying party will not relieve the indemnifying party of any liability that it may have to any indemnified party, except to the extent that the defense of such Third-Party Claim is materially prejudiced by the indemnified party’s failure to give such notice.  From and after the delivery of the Indemnification Claim Notice, the Etelos Stockholder

Representative and its agents and advisors shall be given reasonable access to any books and records in the possession or under control of Tripath or the Surviving Corporation which the Etelos Stockholder Representative reasonably determine to be related to such claim.

(b)           If any Third-Party Claim referred to in SECTION 8.04(a) is asserted against an indemnified party and such indemnified party gives notice to the indemnifying party of the assertion of such Third-Party Claim, the indemnifying party will be entitled to participate in the defense of such Third-Party Claim and, to the extent that it wishes, to assume the defense of such Third-Party Claim with counsel reasonably satisfactory to the indemnified party (by written notice given to the indemnified party within 20 days after receipt of written notice from the indemnified party of the commencement of any proceeding with respect to such Third-Party Claim) and, after notice from the indemnifying party to the indemnified party of its election to assume the defense of such Third-Party Claim, the indemnifying party will not, as long as it diligently conducts such defense, be liable to the indemnified party under this ARTICLE VIII for any fees of other counsel or any other expenses with respect to the defense of such Third-Party Claim, in each case subsequently incurred by the indemnified party in connection with the defense of such Third-Party Claim, other than reasonable costs of investigation; provided, however, an indemnifying party may only assume (or re-assume, as the case may be) a defense if it agrees in writing with the indemnified party, after commencement of such Third-Party Claim and before such assumption, to satisfy all Losses arising therefrom, without deduction, claim or other setoff.  If the indemnifying party elects to assume the defense of any Third-Party Claim, the indemnified party may participate in such defense, but in such case the expenses of the indemnified party shall be paid by the indemnified party.  The indemnified party will, and will cause its Affiliates to, cooperate in the defense or settlement of such Third-Party Claim and will provide full access to all documents, assets, properties, books and records and other data reasonably requested by the indemnifying party and material to the subject matter of such claim, assertion, event or proceeding and will make available all officers, directors and employees reasonably requested by the indemnifying party (and will request all its (and its Affiliates’) agents and independent contractors to make themselves reasonably available) for investigation, depositions and trial upon reasonable prior notice for periods that will not adversely affect such person’s ability to perform such person’s job requirements.  If the indemnifying party assumes the defense of a Third-Party Claim, no compromise or settlement of such Third-Party Claim may be effected by the indemnifying party without the indemnified party’s prior written consent, except to the extent the relief provided to the third party is monetary relief that is, subject to the terms and conditions of this ARTICLE VIII, to be paid in full by the indemnifying party and such compromise or settlement contains a full general release of the indemnifying party (but not a release by the indemnifying party).

(c)           If the indemnifying party elects to assume the defense of any such Third-Party Claim, the indemnified party shall not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability, unless the indemnifying party consents in writing to such payment or unless the indemnifying party, subject to the last sentence of this SECTION 8.04(c), withdraws from the defense of such asserted liability, or unless a final judgment from which no appeal may be taken by or on behalf of the indemnifying party is entered against the indemnified party for such liability.  If the indemnifying party shall fail to defend any such Third-Party Claim, or if, after commencing or undertaking any defense, the indemnifying party fails to prosecute or withdraws from such defense, the indemnified party shall have the right to undertake the defense or settlement thereof, at the indemnifying party’s expense.  If the indemnified party assumes the defense of any such Third-Party

Claim pursuant to this SECTION 8.04(c) and proposes to settle such Third-Party Claim prior to a final judgment thereon or to forego appeal with respect thereto, then the indemnified party shall give the indemnifying party prompt written notice thereof and the indemnifying party shall have the right to participate in the settlement or assume or re-assume the defense of such Third-Party Claim.

ARTICLE IX
MISCELLANEOUS

SECTION 9.01.                    Notices.

All notices, requests and other communications to any party hereunder shall be in writing (including telecopy, telex or similar writing) and shall be deemed given or made as of the date delivered, if delivered personally or by telecopy (provided that delivery by telecopy shall be followed by delivery of an additional copy personally, by mail or overnight courier), one Business Day after being delivered by overnight courier or three Business Days after being mailed by registered or certified mail (postage prepaid, return receipt requested), to the parties at the following addresses, or at such other address or telex or telecopy number as such party may hereafter specify for the purpose by notice given in accordance with this SECTION 9.01 to the other party hereto.

if to Tripath or Merger Sub, to:

Tripath Technology Inc.

46560 Fremont Blvd.

Suite 109

Fremont, California 94538

Attention:  Gary Sawka

Facsimile:  (510) 979.0855

with a copy to (which shall not constitute notice):

Perkins Coie, LLP

1201 Third Avenue, Suite 4000

Seattle, Washington  98101

Attn:  Bruce MacIntyre, Esq.

Facsimile:  (206) 359-7371

with a copy to (which shall not constitute notice):

Lowenstein Sandler PC

1251 Avenue of the Americas, 18th floor

New York, New York 10020

Attention:   Steven E. Siesser, Esq.

Facsimile:  (973) 597-2507

and to:

Enable Capital Management

One Ferry Building, Suite 255

San Francisco, CA 94111

Attention:   Brendan O’Neill

Facsimile:   (415) 477-1580

if to Etelos, to:

Etelos Incorporated.

1900 O’Farrell St., Suite 320

San Mateo, California 94403

Attention:   Chief Executive Officer

Facsimile:  (408) 516-8425

with a copy to (which shall not constitute notice):

Duane Morris LLP

101 West Broadway, Suite 900

San Diego, CA  92101-8285

Attention:   James A. Mercer III, Esq.

Facsimile:  (619) 744.2201

SECTION 9.02.                    Amendment; Waiver.

This Agreement may be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may be given, provided that the same are in writing and signed by or on behalf of, prior to the Effective Time, Tripath, Enable and Etelos, and after the Effective Time, Enable and the Etelos Stockholders Representative.

SECTION 9.03.                    Successors and Assigns.

The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party shall assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of the other party hereto.

SECTION 9.04.                    Governing Law.

This Agreement shall be construed in accordance with and governed by the law of the State of Delaware without regard to principles of conflict of laws.

SECTION 9.05.                    Waiver of Jury Trial.

EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHTS TO A TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING IN RELATION TO THIS AGREEMENT AND FOR ANY COUNTERCLAIM THEREIN.

SECTION 9.06.         Consent to Jurisdiction.

Each of the Parties hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the Bankruptcy Court or any court of the State of Delaware or any federal court sitting in Delaware for purposes of any suit, action or other proceeding arising out of this Agreement and the Transaction Documents (and agrees not to commence any action, suit or proceedings relating hereto or thereto except in such courts).  Each of the Parties agrees that service of any process, summons, notice or document pursuant to the laws of the State of Delaware and on the individuals designated in SECTION 9.01 shall be effective service of process for any action, suit or proceeding brought against it in any such court.

SECTION 9.07.         Counterparts; Effectiveness.

Facsimile transmissions of any executed original document and/or retransmission of any executed facsimile transmission shall be deemed to be the same as the delivery of an executed original.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

SECTION 9.08.         Entire Agreement; No Third Party Beneficiaries; Rights of Ownership.

Except as expressly provided herein, this Agreement (including the documents and the instruments referred to herein) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.  Except for Enable and as otherwise expressly provided herein, this Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.  The parties hereby acknowledge that no person shall have the right to acquire or shall be deemed to have acquired shares of common stock of the other party pursuant to the Merger until consummation thereof.

SECTION 9.09.         Headings.

The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

SECTION 9.10.         No Strict Construction.

The parties hereto have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement, this Agreement shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

SECTION 9.11.         Severability.

If any term or other provision of this Agreement is invalid, illegal or unenforceable, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in a manner that is materially adverse to any party.

ARTICLE X
DEFINITIONS

“Affiliate” shall mean (a) with respect to an individual, any member of such individual’s family including lineal ancestors and descendents; (b) with respect to an entity, any officer, director, stockholder, partner, manager, investor or holder of an ownership interest of or in such entity or of or in any Affiliate of such entity; and (c) with respect to a Person, any Person which directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Person or entity.

“Agreement” shall have the meaning set forth in the preamble to this Agreement.

“Certificate of Merger” shall have the meaning set forth in SECTION 1.01 of this Agreement.

“Certificates” shall have the meaning set forth in SECTION 1.05(a) of this Agreement.

“Closing” shall have the meaning set forth in SECTION 2.01 of this Agreement.

“Closing Date” shall have the meaning set forth in SECTION 2.01 of this Agreement.

“Code” shall have the meaning set forth in the recitals of this Agreement.

“Contingent Obligation” as to any Person shall mean the undrawn face amount of any letters of credit issued for the account of such Person and shall also mean any obligation of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness, leases, dividends, letters of credit or other obligations (“Primary Obligations”) of any other Person (the “Primary Obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent, (a) to purchase any such Primary Obligation or any property constituting direct or indirect security therefor, (b) to advance or supply funds (i) for the purchase or payment of any such Primary Obligation or (ii) to maintain working capital or equity capital of the Primary Obligor or otherwise to maintain the financial condition or solvency of the Primary Obligor, (c) to purchase property, securities or services primarily for the purpose of assuring the obligee under any such Primary Obligation of the ability of the Primary Obligor to make payment of such Primary Obligation, or (d) otherwise to assure or hold harmless the obligee under such Primary Obligation against loss in respect thereof; provided, however, that the term Contingent Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business.

“Contracts” shall mean all contracts, leases, subleases, notes, bonds, mortgages, indentures, Permits and Licenses, non-competition agreements, joint venture or partnership agreements, powers of attorney, purchase orders, and all other agreements, arrangements and other instruments, in each case whether written or oral, to which such Person is a party or by which any of them or any of its assets are bound.

“Conversion Amount” shall mean an amount equal to one share of the Surviving Corporation Common Stock for each three shares of Etelos Preferred Stock or Common Stock outstanding.

“DGCL” shall have the meaning set forth in the recitals of this Agreement.

“Effective Time” shall have the meaning set forth in SECTION 1.01 of this Agreement.

“Enable” shall mean Enable Growth Partners L.P.

“End Date” shall have the meaning set forth in SECTION 8.01 of this Agreement.

“Etelos” shall have the meaning set forth in the preamble to this Agreement.

“Etelos Capital Stock” shall have the meaning set forth in SECTION 3.02(a) of this Agreement.

“Etelos Common Stock” shall have the meaning set forth in the recitals to this Agreement.

“Etelos Material Adverse Effect” shall mean an event or change, individually or in the aggregate with other events or changes, that could reasonably be expected to have a material adverse effect on (a) the business, properties, prospects, condition (financial or otherwise) or results of operations of Etelos taken as a whole or (b) the ability of Etelos to consummate the transactions contemplated hereby.

“Etelos Stockholders” means the holders of common stock in Etelos.

“Etelos Stockholder Representative” shall be Daniel J.A. Kolke.

“GAAP” means U.S. generally accepted accounting principles, consistently applied.

“Governmental Approval” shall mean the consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other Governmental Entity, authority or instrumentality, domestic or foreign.

“Governmental Entity” means the government of the United States of America, any other nation or any political subdivision thereof, whether foreign, state or local, and any agency, authority, instrumentality, regulatory body, court, tribunal, arbitrator, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Indebtedness” shall mean as to any Person and whether recourse is secured by or is otherwise available against all or only a portion of the assets of such Person and whether or not contingent, but without duplication: (a) every obligation of such Person for money borrowed; (b)

every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (c) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person; (d) every obligation of such Person issued or assumed as the deferred purchase price of property or services (including securities repurchase agreements but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not more than 120 days overdue or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with GAAP); (e) every capital lease obligation of such Person; (f) any obligation of such Person to pay any discount, interest, fees, indemnities, penalties, recourse, expenses or other amounts in connection with any sales by such Person unless such sales are on a non-recourse basis (as to collectibility) of (i) accounts or general intangibles for money due or to become due, (ii) chattel paper, instruments or documents creating or evidencing a right to payment of money or (iii) other receivables, whether pursuant to a purchase facility or otherwise, other than in connection with the disposition of the business operations of such Person relating thereto or a disposition of defaulted receivables for collection and not as a financing arrangement; (g) every obligation of such Person under any forward contract, futures contract, swap, option or other financing agreement or arrangement (including, without limitation, caps, floors, collars and similar agreements), the value of which is dependent upon interest rates, currency exchange rates, commodities or other indices (a “derivative contract”); (h) every obligation in respect of Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent that such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent that the terms of such Indebtedness provide that such Person is not liable therefor and such terms are enforceable under applicable law; and (i) every Contingent Obligation of such Person with respect to Indebtedness of another Person.

“Laws” shall mean all foreign, federal, state and local statutes, laws, ordinances, regulations, rules, resolutions, orders, writs, injunctions, judgments and decrees applicable to the specified Person and to the businesses and assets thereof.

“License” shall mean any franchise, authorization, license, permit, certificate of occupancy, easement, variance, exemption, certificate, consent or approval of any Governmental Entity or other Person.

“Lien” shall mean any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge or other encumbrance of any kind.

“Loss” means any loss, liability, expense, cost or damage (including reasonable fees and expenses of counsel and other professionals), and including costs of investigating and/or remedying the event giving rise to such Loss.

“Merger” shall have the meaning set forth in the recitals of this Agreement.

“Person” shall mean any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, limited liability company, association, corporation, institution, entity, party, Governmental Entity or any other juridical entity of any kind or nature whatsoever.

“SEC” shall mean the United States Securities and Exchange Commission.

“Surviving Corporation” shall have the meaning set forth in SECTION 1.02(a) of this Agreement.

“Surviving Corporation Common Stock” shall have the meaning set forth in the recitals to this agreement.

“Subsidiary” shall mean any Person in which another Person, directly or indirectly, owns 50% of either the equity interests in or voting control of, such Person.

“Taxes” means all federal, state, county, local, municipal, foreign and other taxes, assessments, duties or similar charges of any kind whatsoever, including all corporate franchise, income, gross receipts, occupation, windfall profits, sales, use, ad valorem, value-added, profits, license, withholding, payroll, employment, excise, premium, real property, personal property, customs, net worth, capital gains, transfer, stamp, documentary, social security, disability, environmental, alternative minimum, recapture and other taxes, and including all interest, penalties and additions imposed with respect thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any Person, and any liability in respect of any Tax as a result of being a member of any affiliated, combined, consolidated, unitary or similar group.

“Tax Return” means any report, return, statement, estimate, informational return, declaration or other written information required to be supplied to a taxing authority in connection with Taxes.

“Taxing Authority” means any domestic, foreign, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising tax regulatory authority.

“Transaction Documents” shall mean this Agreement, the Voting Agreements and any other agreements executed by the parties in connection with the Merger.

“Tripath” shall have the meaning set forth in the preamble to this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Merger Agreement to be duly executed as of the day and year first above written.

TRIPATH TECHNOLOGY INC.

By:	/s/ Gary Sawka
	Name:	Gary Sawka
	Title:	Designated Responsible Individual for
Debtor in Possession

ETELOS, INCORPORATED

By:	/s/ Jeffrey L. Garon
	Name:	Jeffrey L. Garon
	Title:	Chief Executive Officer

The undersigned stockholders of Etelos, Incorporated, hereby agree to be bound by the terms of this Agreement, solely as they relate to the indemnification obligations under Section 8.02 above and the appointment of Daniel J.A. Kolke as the Etelos Stockholder Representative.

/s/ Jeffrey L. Garon
Jeffrey L. Garon

/s/ Daniel J.A. Kolke
Daniel J.A. Kolke

ANNEX I

Directors of Surviving Corporation

Name
Daniel J. A. Kolke (Chairman)
Jeffrey L. Garon
Ronald A. Rudy
Gregory Ruff

Officers of Surviving Corporation

Name	Title
Jeffrey L. Garon	Chief Executive Officer
Daniel J.A. Kolke	Chief Technology Officer
Kennedy A. Brooks	Vice President & General Counsel and Secretary
Shelley Symonds	Vice President & Chief Marketing Officer
Leon Drozdowski	Vice President Operations
David S. G. MacKenzie	Vice President, Chief Financial Officer & Chief Accounting Officer